Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and

Combined Fixed Charges and Preferred Stock Dividends to Earnings

(unaudited)

	Years Ended December 31,						Six Months Ended June 30,
	2011	2012	2013	2014	2015		2016
	(in thousands, except ratios)
Earnings
Profit before taxes	$140,703	$222,795	$186,082	$242,522	$(134,323)		$(83,003)
Fixed charges	23,198	21,738	24,703	36,778	36,927		16,943

Earnings	$163,901	$244,533	$210,785	$279,300	$(97,396)		$(66,060)

Fixed Charges
Interest expense	$19,532	$16,372	$18,370	$29,847	$29,945		$13,918
Estimated interest expense on rental items	3,666	5,366	6,333	6,931	6,982		3,025

Fixed charges	$23,198	$21,738	$24,703	$36,778	$36,927		$16,943

Preferred stock dividends	$—	$—	$—	—	—		—

Ratio of Earnings to Fixed Charges	7.1x	11.2x	8.5x	7.6x	**	(1)	**	(1)

Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings	7.1x	11.2x	8.5x	7.6x	**	(1)	**	(1)

(1)	Earnings were inadequate to cover fixed charges. The coverage deficiency for the six months ended June 30, 2016 and year ended December 31, 2015 was $83 million and $134 million, respectively.